Prepared November 14, 2019 & Updated April 13, 2020

# Offering Statement

ChoiceTrade Holdings, Inc.
315,000 shares of Common Stock ("Shares")
Priced at $1.70 per share
Minimum offering amount: $**25,000**
Maximum offering amount: $**535,500**

ChoiceTrade Holdings, Inc.
151 San Francisco Street, Ste 200
San Juan PR 00901

## Summary of the Offering

| Type of Security offered | Equity |
|---|---|
| Class of Security | Common Stock |
| Price Per Unit | $1.70 per Share |
| Minimum Investment Amount | $102 |
| Campaign Close Date | May 14, 2020 at 11:59 PM EST |
| Minimum target goal | $25,000 |
| Oversubscription Limit | $535,500 |

This is only a summary of the offering. Please Refer to rest of the document, and attached exhibits, for all the details associated with an investment in ChoiceTrade Holdings Inc ("ChoiceTrade").

**A crowdfunding Investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not reviewed the accuracy or adequacy of this document. Also note, that the portal, Wunderfund.co, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered as an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

<u>Disclaimer</u>

This Offering Statement forms parts of, and should be read together with, the Form C being filed by ChoiceTrade Holdings, Inc. (for the purposes of this Disclaimer, referred to herein as "ChoiceTrade" the "Company," the "Issuer" and "We") with the Securities and Exchange Commission. This Offering Statement is made in connection with the Regulation Crowdfunding offering of ChoiceTrade. The following attachments should also be considered when contemplating investment with ChoiceTrade: the specified Form C exhibits, the "Subscription Agreement", the "Capital Table", the "Company Financials", LinkedIn Profiles of all owners/operators and the "Operating Agreement or Company Bylaws".

_Caution Concerning Forward Looking Statements:_

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws. Forward looking statements involve substantial risk and uncertainty. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue", or the negative of these words or similar terms or expressions that concern expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the Offering Documents on our current expectations and projections about future events and trends that we believe may impact ChoiceTrade.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents, or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort and is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any ChoiceTrade securities, nor should it be relied upon in connection with any contract or purchasing decision.

Any consideration to invest in ChoiceTrade should come with the understanding that all investments have risk, including the potential risk of the loss of your entire investment.

Any timelines included with this Offering Statement and the offering page created by ChoiceTrade are reliant on regulatory approval and cannot be guaranteed. ChoiceTrade cannot conduct certain portions of its business without approval from its regulators and has no control over the timing of those items.

**Table of Contents**

**The Company**

       Name: ChoiceTrade Holdings, Inc.
       Address: 151 San Francisco Street, Ste 200 San Juan PR 00901
       Territory of Incorporation:  Puerto Rico
       Date of Incorporation: October 23, 2014

**Certifications of Regulation Crowdfunding**

 ChoiceTrade has certified that all the following statements are true for them as an issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not Subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding (For more information about these disqualifications, please refer to the Other Information section of this document).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter periods that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified person.
- Has not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

**Directors and Officers**

*Neville Golvala, CEO*

Neville Golvala is a distinguished executive with three decades of experience in the financial services industry. Before founding ChoiceTrade, he was a Managing Director at National Discount Brokers during a period when the company witnessed an increase in market cap from under $100 million to $1 billion. Neville has a solid reputation for achieving corporate growth objectives by providing strategic direction and smart, positive leadership. He is experienced in increasing organizational efficiency and improving sustainable revenue while reducing costs. A proven strategist, he has a strong track record in leading complex improvement initiatives and applying solid technical and analytical abilities. Neville holds the Series 4, 6, 7, 24, 27, 55, 63 and 65 securities licenses with FINRA.

*Ronald Buckner, EVP and CFO/COO*

Ron is a co-founder of the Company and has overseen the building of its infrastructure from inception including finance, operations, customer service and compliance. Ron orchestrated the in-house development of the Company's trading and risk management systems, back office and CRM. Ron is a CPA and holds multiple FINRA licenses including Series 4, 7, 24, 27, 62, and 63. Ron's previous experience includes managing director of ICAP, a $200mm inter-dealer/broker and CEO/CFO of Delta Clearing Corp, an industry leading clearing house to prime banks and the inter-dealer broker community for repo and reverse repo transactions on US treasury securities.

Total Employees: **8**

## Capitalization and Ownership

The following table shows the name and percentage of outstanding shares of stock that were owned at the time of the filing of the Form C with the Securities and exchange commission.

|  | Aggregate Percentage Ownership Interest | Aggregate Percentage Voting Interest |
|---|---|---|
| Neville Golvala, CEO | **38.6** | **81%** |

## Business and Anticipated Business Plan

Please refer to one of the following sections of the Form C, of which this Offering Statements is a part, which is incorporated herein by reference:

1. The ChoiceTrade Business Plan included in the Form C of which this offering statement is a part (the "**Business Plan**")

## Risk Factors

### RISKS RELATED TO CROWDFUNDING

A Crowdfunding Investment involves risk, including the risk of losing your entire investment. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in this Offering involves a high degree of risk. You should carefully consider the risks described below, together with all the other information included in this document and the Form C before making an investment decision. If any of the following risks occurs, our business, financial condition or results of operations could suffer. In that case, the value of our common stock could decline, and you may lose all or part of your investment.

## RISKS RELATED TO OUR BUSINESS

***We operate in a highly competitive industry where many of our competitors have greater financial, technical, marketing and other resources.***

The financial services industry is highly competitive, with multiple industry participants competing for the same customers. Many of our competitors have greater resources than we have and offer a wider range of services. The impact of competitors with superior name recognition, greater market acceptance, larger customer bases or stronger capital positions could adversely affect our revenue growth and customer retention. Our competitors may also be able to respond more quickly to new or changing opportunities and demands and withstand changing market conditions better than we can. Competitors may conduct extensive promotional activities, offering better terms, lower prices and/or different products and services or combinations of products and services that could attract current ChoiceTrade customers and potentially result in price wars within the industry. We may not be able to match the marketing efforts or prices of our competitors. Some of our competitors may also benefit from established relationships among themselves or with third parties enhancing their products and services.

In addition, we compete in a technology-intensive industry characterized by rapid innovation. We may be unable to effectively use new technologies, adopt our services to emerging industry standards or develop, introduce and market enhanced or new products and services. If we are not able to update or adapt our products and services to take advantage of the latest technologies and standards or are otherwise unable to tailor the delivery of our services to the latest personal and mobile computing devices preferred by our customers, our business and financial performance could suffer.

***Damage to our reputation could adversely impact our business.***

Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. These matters include, but are not limited to, dealing with legal and regulatory requirements, money-laundering, privacy, record keeping, sales practices and the proper identification of the legal, reputational, credit, liquidity and other risks. A failure to deliver appropriate standards of service and quality, or a failure or perceived failure to treat clients fairly, can result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may also harm our business.

***Changing conditions in financial markets and the economy could adversely affect our financial condition and results of operations.***

Our financial results could be adversely affected by turmoil in the financial markets, such as during the economic downturn that particularly characterized the period from late 2008 through 2010, downturns in the economy in general and recent dislocations in the financial markets. As a brokerage firm, changes in the financial markets or economic conditions in the United States and elsewhere in the world could materially adversely affect our business in many ways, including that a market downturn could lead to a decline in the volume of transactions executed for customers and, therefore, to a decline in the revenues we receive from commissions.

***We rely heavily on technology, which can be subject to interruption and instability due to operational and technological failures.***

We rely on technology, particularly the internet and mobile services to conduct much of our business activity. Our systems and operations, including our primary and disaster recovery data center operations, are vulnerable to disruptions from human error, natural disasters, power outages, computer and telecommunications failures, software bugs, computer viruses or other malicious software, distributed denial of service attacks, spam attacks, security breaches and other similar events. Extraordinary trading volumes or site usage could cause our computer systems to operate at an unacceptably slow speed or even fail. Disruptions to or instability of our technology or external technology that allows our customers to use our products and services could harm our business and our reputation. Should our technology operations be disrupted, we may have to make significant investments to upgrade, repair or replace our technology infrastructure and may not be able to make such investments on a timely basis. While we have made significant investments to ensure the reliability and scalability of our operations, we cannot assure you that we will be able to maintain, expand and upgrade our systems and infrastructure to meet future requirements and mitigate future risks on a timely basis or that we will be able to retain skilled information technology employees. Disruptions in service and slower system response times could result in substantial losses, decreased client service and satisfaction and harm to our reputation. In addition, technology systems, including our own proprietary systems and the systems of third parties on whom we rely to conduct portions of our operations, are potentially vulnerable to security breaches and unauthorized usage. An actual or perceived breach of the security of our technology could harm our business and our reputation. The occurrence of any of these events may have a material adverse effect on our business or results of operations.

***Unauthorized disclosure of confidential customer information, whether through a breach of our computer systems or those of our customers or third parties, may subject us to significant liability and reputational harm.***

As part of our business, we are required to collect, use and store customer, employee and third-party personally identifiable information ("PII"). This may include, among other information, names, addresses, phone numbers, email addresses, contact preferences, tax identification numbers and account information. We maintain systems including cyber security procedures designed to securely process, transmit and store confidential information (including PII) and protect against unauthorized access to such information. We also require our third-party vendors to have adequate security if they have access to PII. However, these risks have grown in recent years due to increased sophistication and activities of organized crime, hackers, terrorists and other external parties. Despite these security measures, our systems, and those of our customers and third-party vendors, we have had, and may be vulnerable in the future, to security breaches, phishing attacks, cyberattacks, acts of vandalism, information security breaches and computer viruses which could result in unauthorized access, misuse, loss or destruction of data, financial loss to us and/or our customers, an interruption in service or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of PII, whether by us or by our customers or third-party vendors, could severely damage our reputation, expose us to the risk of litigation and liability, disrupt our operations and have a materially adverse effect on our business. Future legislation and regulatory action regarding cyber security or PII could result in increased costs and compliance efforts.

Because our business model relies heavily on our customers' use of their own personal computers, mobile devices and the internet, our business and reputation could be harmed by security breaches of our customers and third parties. Computer viruses and other attacks on our customers' personal computer systems, home networks and mobile devices or against the third-party networks and systems of internet and mobile service providers could create losses for our customers even without any breach in the security of our systems and could thereby harm our business and our reputation.

***Systems failures could significantly disrupt our business and subject us to losses, litigation and regulatory actions.***

Our business depends on our and our clearing broker's ability to process, daily, many transactions across numerous and diverse markets, and the transactions we process have become increasingly complex. We rely heavily on our communications and financial, accounting and other data processing systems, including systems maintained by us and systems provided by our clearing broker and service providers. We face operational risk arising from mistakes made in the confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted.

If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our business, liability to clients, regulatory intervention and fines or reputation damage. Any failure or interruption of our systems, the systems of our clearing broker, or third-party trading systems could cause delays or other problems in our securities trading activities, which could have a material adverse effect on our operating results. Also, our clearing broker provides our principal disaster recovery system. We also are implementing new technology platforms, and failures in connection with such implementation may cause disruption to our operations, which could result in liability and reputation damage. We cannot assure you that we or our clearing broker will not suffer any systems failures or interruption, including ones caused by earthquake, fire, other natural disasters, power or telecommunications failure, act of God, act of war, cyberattacks, unauthorized access, viruses, human error, terrorism, or otherwise, or that our or our clearing broker's back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

***If we need additional capital to fund our operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.***

If adequate additional financing is not available on reasonable terms, we may not be able to expand our operations, and we may be forced to modify our business plans accordingly. There is no assurance that additional financing will be available to us.

In connection with our growth strategies, we may experience increased capital needs, and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors including (i) our profitability; (ii) the release of competitive products by our competition; and (iii) the level of our investment in sales and marketing.

***We cannot assure you that we will be able to obtain capital in the future to meet our needs.***

If we cannot obtain additional funding, we may be required to: (i) limit our expansion; (ii) limit our marketing efforts; and/or (iii) decrease or eliminate capital expenditures. Such reductions could materially adversely affect our business and our ability to compete.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are favorable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.

***Misconduct by our employees is difficult to detect and deter and could harm our business, future results of operations or financial condition.***

Misconduct by our employees could result in violations of law by us, regulatory sanctions and/or serious reputational or financial harm. Misconduct could include:

- ○ engaging in fraudulent or otherwise improper activity;

- binding us to transactions that exceed authorized limits;
- hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;
- improperly using or disclosing confidential information; or
- otherwise not complying with laws or our control procedures.

We cannot always deter misconduct by our employees, and the precautions we take to prevent and detect this activity may not be effective in all cases. Misconduct by our employees may have a material adverse effect on our business and results of operations.

***Our business depends substantially on the experience, skill and continuing efforts of our board of directors, executive officers, and key employees and our business may be severely disrupted if we lose their services.***

Our future success depends substantially on the continued services of our executive officers, especially our Chief Executive Officer, Neville Golvala. We do not maintain key man life insurance on any of our executive officers and directors. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.

***Since our officers and directors have substantial influence over our company, the rights of holders of the securities being offered may be materially limited, diluted, or qualified by the rights of other classes of securities and their interests may not be aligned with the interests of our shareholders.***

Our officers and directors have significant control over shareholder matters, and the minority shareholders will have little or no control over our affairs. Our officers and directors will own approximately 86% of our outstanding voting securities. The common shares offered for sale are exactly the same as the shares of common stock that are currently outstanding. However, preferred shareholders have superior voting rights. Additionally, our Series A Preferred Stock entitles their holders to 10,000 votes per share, and our CEO owns 100% of our outstanding shares of Series A Preferred Stock, or 4,000 shares of our Series A Preferred Stock, which combined with his common stock ownership, gives our CEO approximately 80% of all votes. Accordingly, our officers and directors will have control over shareholder matters, such as election of directors, amendments to our Certificate of Incorporation, and approval of significant corporate transactions. As a result, the Company's minority shareholders will have little or no control over our affairs.

***Our future growth depends on our ability to develop and retain customers.***

Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

*We may not be able to manage future growth effectively.*

If our business plan is successful, we may experience significant growth in a short period of time. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

*There is a risk that our forecasts are not correct.*

Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

*Our quarterly operating results may fluctuate substantially due to the nature of our business and therefore we may fail to meet profitability expectations.*

Our operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including: changes in the capital markets environment which may affect the level of transactions effected on our platform. Accordingly, our results of operations may fluctuate significantly due to an increased or decreased number of transactions in any particular quarter or year.

**RISK RELATING TO OUR FUTURE PRODUCTS**

*Our future micro investing app and cryptocurrency products and services subject us to additional risks.*

We plan to offer a micro investing app, which will be a standalone app, and we also plan to expand our trading platform because we plan to offer customers the ability to trade cryptocurrency security tokens.  Some of these activities are investment advisory in nature. The risks associated with these investment advisory activities include those arising from possible conflicts of interest, unsuitable investment recommendations, inadequate due diligence, inadequate disclosure and fraud. Realization of these risks could lead to liability for client losses, regulatory fines, civil penalties and harm to our reputation and business.

The cryptocurrency exchanges on which cryptocurrency trade are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for other products. To the extent that the cryptocurrency exchanges representing a substantial portion of the volume in cryptocurrency trading are involved in fraud or experience security failures or other operational issues, such cryptocurrency exchanges' failures may result in a reduction in the price of cryptocurrency and can adversely affect an investment in us.

*The cryptocurrency exchanges on which cryptocurrency trade are new and, in most cases, largely unregulated. Regulators like the SEC have brought and are considering taking action against many of the cryptocurrency exchanges. Furthermore, many cryptocurrency exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices, or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of cryptocurrency trading. These potential consequences of a cryptocurrency exchange's failure could reduce the demand and use of cryptocurrency, reduce the value of cryptocurrency, and/or adversely affect an investment in us.*

Over the past four years, many cryptocurrency exchanges have been closed due to fraud, failure, or security breaches. In many of these instances, the customers of such cryptocurrency exchanges were not compensated or made whole for the partial or complete losses of their account balances in such cryptocurrency exchanges. While smaller cryptocurrency exchanges are less likely to have the infrastructure and capitalization that make larger cryptocurrency exchanges more stable, larger cryptocurrency exchanges are more likely to be appealing targets for hackers and "malware" (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems).

A lack of stability in the cryptocurrency exchange market and the closure or temporary shutdown of cryptocurrency exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in cryptocurrency networks and result in greater volatility in cryptocurrency value. These potential consequences of a cryptocurrency exchange's failure could reflect poorly on us even if we are not involved in that failure, and adversely affect an investment in our company.

**REGULATORY RISKS AND RISKS TO OUR INDUSTRY**

*Credit risk exposes us to losses caused by third parties' financial or other problems.*

We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties include customers, clearing agents, other broker-dealers, exchanges and clearing houses. These parties may default on their obligations owed to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Significant failures by third parties to perform their obligations owed to us could adversely affect our revenues, results of operations and potentially our ability to borrow in the credit markets.

*We are subject to various risks associated with the securities industry, any of which could have a materially adverse effect on our business, cash flows and results of operations.*

We are subject to uncertainties that are common in the securities industry. These uncertainties include:

- the volatility of domestic and international financial, bond and stock markets;
- extensive governmental regulation;
- litigation;
- intense competition;
- substantial fluctuations in the volume and price level of securities; and
- dependence on the solvency of various third parties.

As a result, our revenues and earnings may vary significantly from quarter to quarter and from year to year. In periods of low brokerage volume, profitability is impaired because certain expenses remain relatively fixed. We are smaller and have less capital than many of our competitors in the securities industry. In the event of a market downturn, our business could be adversely affected in many ways. Our revenues are likely to decline in such circumstances and, if we are unable to reduce expenses at the same pace, our profit margins would erode.

***We are subject to extensive regulation, and the failure to comply with these regulations could subject us to penalties or sanctions.***

The securities industry and our business are subject to extensive regulation by the SEC, state securities regulators and other governmental regulatory authorities. We are also regulated by industry self-regulatory organizations, including FINRA. The regulatory environment is also subject to change, and we may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other federal or state governmental regulatory authorities, or self-regulatory organizations. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. Many of our proposed products and business lines are subject to regulatory approval, which may not be granted.

Compliance with many of these regulations involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. The requirements imposed by these regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally FINRA. FINRA adopts rules, subject to SEC approval, that govern broker-dealers and conducts periodic examinations of firms' operations.

If we are found to have violated any applicable regulation, formal administrative or judicial proceedings may be initiated against us that may result in:

- censure;
- fine;
- civil penalties, including treble damages in the case of insider trading violations;
- the issuance of cease-and-desist orders;
- the termination or suspension of our business activities;

- o the suspension or disqualification of our officers or employees; or
- o other adverse consequences.

Additionally, certain portions of our business are reliant on regulatory approval. Without this approval, these portions of our business may never be enacted and could reduce potential revenue growth.

***Extensive or frequent changes in regulations could adversely affect our business and results of operations.***

The securities industry is subject to extensive and frequently changing requirements under federal and state securities and other applicable laws and self-regulatory organization rules. The SEC, FINRA, various securities exchanges and other U.S. governmental or regulatory authorities continuously review legislation and regulatory initiatives and may adopt new or revised laws and regulations. Such laws and regulations may be complex, and we may not have the benefit of regulatory or federal interpretations to guide us in compliance. Changes in laws and regulation or new interpretations of existing laws and regulations also could have an adverse effect on our methods and costs of doing business.

***Errors and omissions claims may negatively affect our future business and our results of operations in the future.***

We are subject to claims and litigation in the ordinary course of business resulting from alleged and actual errors and omissions in effecting securities transactions or providing investment advice. These activities could involve substantial amounts of money. Since errors and omissions claims against us may allege liability for all or part of the amounts in question, claimants may seek large damage awards. These claims can involve significant defense costs. Errors and omissions could include, for example, failure, whether negligently or intentionally, the lack of suitability of investments for any particular client, or a failure to supervise employees.  It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases.

***Legal liability may harm our business.***

Many aspects of our business subject us to substantial risks of liability to customers and to regulatory enforcement proceedings by state and federal regulators. We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been increasing. In the normal course of our future business, we expect to be the subject of civil actions, regulatory proceedings and arbitrations arising out of customer complaints relating to our activities as a broker-dealer, as an employer or as a result of other business activities. Dissatisfied clients often make claims against securities firms and their brokers for, among other things, negligence, fraud, unauthorized trading, suitability, churning, failure to conduct adequate due diligence on products offered, failure to address issues arising from product due diligence, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions, improper recruiting activity, and failures in the processing of securities transactions. These types of claims expose us to the risk of significant loss. Also, as a placement agent of securities, we are exposed to substantial liability under federal and state securities laws, other federal and state laws, and court decisions, including decisions about liability and limitations on indemnification of placement agents by issuers.

Therefore, our activities may subject us to the risk of significant legal liabilities to our clients and aggrieved third parties. As a result, we may incur significant legal and other expenses in defending against litigation and may be required to pay substantial damages for settlements and adverse judgments.

While we do not expect the outcome of any pending claims against us to have a material adverse impact on our business, financial condition, or results of operations, we cannot assure you that these types of proceedings, which may generate losses that significantly exceed our reserves, will not materially and adversely affect us. Also, legal or regulatory actions could cause significant reputational harm, which could in turn seriously harm our business prospects.

**Failure to comply with capital requirements could subject us to suspension, revocation or fines by the SEC, FINRA or other regulators.**

We are subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. The Net Capital Rule is designed to measure the general financial integrity and liquidity of a broker-dealer.  In computing net capital, various adjustments are made to net worth which exclude assets not readily convertible into cash. The regulations also require that certain assets, such as a broker-dealer's position in securities, be valued in a conservative manner to avoid inflation of the broker-dealer's net capital.  The Net Capital Rule requires a broker-dealer to maintain a minimum level of net capital. The particular levels vary depending upon the nature of the activity undertaken by a firm. Compliance with the Net Capital Rule limits those operations of broker-dealers which require the intensive use of their capital. The rule also limits the ability of securities firms to pay dividends or make payments on certain indebtedness such as subordinated debt as it matures. A significant operating loss or any charge against net capital could adversely affect the ability of a broker-dealer to expand or, depending on the magnitude of the loss or charge, maintain its then present level of business.  FINRA may enter the offices of a broker-dealer at any time, without notice, and calculate the firm's net capital. If the calculation reveals a net capital deficiency, FINRA may immediately restrict or suspend some or all of the broker-dealer's activities. We may not be able to maintain adequate net capital, or our net capital may fall below requirements established by the SEC and subject us to disciplinary action in the form of fines, censure, suspension, expulsion or the termination of business altogether.

***It may be illegal now, or in the future, to acquire, own, hold, sell or use cryptocurrency in one or more countries, and ownership of, holding or trading in or company's securities may also be considered illegal and subject to sanction.***

Although currently cryptocurrency is not regulated or lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use cryptocurrency or to exchange cryptocurrency for fiat currency. Such restrictions may adversely affect an investment in our company and hamper our ability to become a cryptocurrency trading platform.

**RISK FACTORS RELATING TO OUR OWN SECURITIES**

***Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.***

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

***The common stock offered in this offering will not be freely tradable until one year from the initial purchase date. Although the common stock may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the common stock. Because the common stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the common stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the common stock may also adversely affect the price that you might be able to obtain for the common stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

***No Guarantee of Return on Investment***

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***Purchasers are granting a proxy to vote their Securities to the Company's board of directors and, thus, will not have the right to vote on any matters coming before the stockholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.***

At the closing of this offering of our common stock, you will sign a proxy that gives our board of directors the right to vote the common stock that you are acquiring in this offering on all matters coming before the holders of the common stock for a vote. The board of directors does not have any fiduciary duty to you to vote your shares of common stock in a manner that is in your best interests. Accordingly, the board of directors may vote its proxy in a manner that may not be in the best interests of the holders of the common stock. For example, the board of directors may vote the proxy in favor of an amendment to our certificate of incorporation that adversely affects the rights of the holders of the common stock in order to allow for a new investment to occur where the new investor requires senior rights. By granting a proxy to the board of directors, you will not have the right to vote your shares on any matters. As a result, you will have no say in any major corporate actions such as amendments to our certificate of incorporation, the creation of securities that are senior to our common stock, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

***The Company has the right to extend the Offering deadline.***

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***There is no present market for the Securities and we have arbitrarily set the price.***

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***Your ownership of the shares of common stock will be subject to dilution.***

Owners of common stock do not have preemptive rights. If the Company conducts subsequent offerings of securities or issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

***The Securities will be equity interests in the Company and will not constitute indebtedness.***

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.***

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

***Our preferred stock and that of our broker-dealer subsidiary is owned entirely by our CEO, Neville Golvala. Except for the specified 10,000 votes for each share of our preferred stock, the terms of the preferred stock of our company and of our subsidiary are undefined and may be set by the board of each company, which Mr. Golvala controls. Accordingly, Mr. Golvala could establish terms for the preferred stock of our company and of our subsidiary that are disadvantageous to you as a holder of our common stock.***

Other than with respect to the number of votes per share, the Company's charter does not specify the terms of the outstanding preferred stock. Mr. Golvala is the sole owner of the preferred stock and he also controls the board of directors. Accordingly, Mr. Golvala has the ability to unilaterally determine the material terms of the outstanding preferred stock that he owns, including dividend rates, liquidation preferences and other material terms. Accordingly, as an owner of common stock, you may be disadvantaged if dividends are paid on the preferred stock of the Company, but pro rata dividends are not paid on the common stock of the Company. Mr. Golvala has agreed, however, not to convert his preferred stock into common stock.

In addition, the Company owns all of the common stock of its broker-dealer subsidiary, LetsGoTrade, but does not own any of the outstanding preferred stock of that subsidiary, which is owned by the Company's CEO, Neville Golvala. The terms of the preferred stock leave the determination of dividends on the preferred stock and other matters relating to the preferred stock up to the board of directors of the subsidiary, which Mr. Golvala controls.     Accordingly, Mr. Golvala could cause the broker-dealer subsidiary to pay dividends on the preferred stock without pro rata dividends being paid on the common stock, which may disadvantage the Company as the holder of the common stock of the broker-dealer.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

**THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.**

## The Offering

### Purpose

ChoiceTrade plans to use the proceeds from this offering for (i) technology development, (ii) marketing and business development and (iii) working capital. The company intends to raise up to $**535,500** pursuant to this Reg CF offering amongst non-accredited investors.

### Estimated Use of Proceeds

|  | Minimum | Maximum |
|---|---|---|
| Raise Amount | $25,000 | $535,500 |
| Portal Fees | $1,750 | $26,775 |
| Offering Expenses | $9,500 | $9,500 |

| | | |
|---|---|---|
| Net Proceeds | $13,750 | $499,225 |
| Working Capital | $4,125 | $149,767.50 |
| Technology Development | $4,812.5 | $174,728.75 |
| Marketing and Business Development | $4,812.5 | $174,728.75 |

Notwithstanding the foregoing, the Company in its sole discretion, may amend the above estimates by changing the percentages allocated to each category. It could, for example, elect to use a higher percentage than the working capital maximum noted above to augment the capital of its broker-dealer subsidiary.

**Completion of Transaction and Delivery of Shares**

Investors will be required to execute and deliver a subscription agreement, attached as an exhibit to the Form C of which this offering statement is a part (the "Subscription Agreement") and pay funds into an escrow account maintained by North Capital Investment Technology, Inc (the "Escrow Agent") in accordance with the terms of the Subscription Agreement in order to acquire shares.

Investors may Cancel an investment commitment at any time until 48 hours prior to the deadline specified in their Form C.

Wunderfund will notify investors when the funding goal amount has been met.

If ChoiceTrade reaches the Oversubscription limit prior to the deadline specified in their Form C, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment before the 48-hour period to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

The offering will be completed upon transfer of funds from the Escrow Agent to ChoiceTrade. At that time, shares to be acquired in conjunction with the receipt of the corresponding funds under the Subscription Agreement will be registered in the name of the corresponding investor. The shares acquired by investors pursuant to this Regulation Crowdfunding offering are uncertified. Once an uncertified share is registered in an investor's name by ChoiceTrade, it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscription will be allocated first based upon size of the investment, with larger investments receiving priority over smaller investments, and then, with regard to the minimum sized investments, on a first come-first served basis.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors.

If ChoiceTrade reaches their funding goal prior to the campaign close date, then we, the Company, may conduct multiple closings of escrow. If we provide notice about the new offering deadline to the investors, then the affected investors will have at least five business days to cancel their investment. This is absent of a material change that would require an extension of the offering, and reconfirmation of investment commitment from all investors. The first investments drawn down on will be the largest investments, and then for all investments of the same size drawn down on, it will be on a first come first serve basis; similar to the terms of how oversubscription will be dealt.

**The Securities Offered in this Offering**

**Valuation of Securities**

These securities are being valued at the Issuer's discretion. It is important to understand that Wunderfund does not perform valuation services, and that these securities are being offered at whatever value ChoiceTrade decides is a fair market value for their company.

**Details on Security Being Offered**

*Common Stock*

The securities offered are for **Common Stock** in ChoiceTrade. Each equity unit is priced at $1.70 per share with a minimum **60 Shares** required for purchase. The pre-money valuation cap is approximately **$31,000,000** USD, and the company is raising up to $**535,500** pursuant to the Reg CF offering.

Any investor investing in this round will receive their investment amount, pursuant to the Subscription Agreement, with the full details attached as an exhibit to the Form C, of which this is offering agreement is a part.

The offered securities under this offering will have Voting rights equal to 1 vote per share. The minority investors, which are defined below, in this round will be limited to the information that the company chooses to disclose, and the information disclosed in their annual report filed with U.S Securities and Exchange commission. These securities differentiate from those that holders of preferred stock hold. Preferred stockholders will have a right to vote of decisions the company makes and information about the company. The securities that management retains has access to such rights. The securities being offered in this round only have a right to a percentage of ownership in the company, so the investors will rely upon principal stakeholders of preferred stock to make decisions that seek to increase the value of their investment.

If the company chooses to modify these securities, then they will be done during this campaign. Investors will have to recommit to their investment if there is any modification to these terms as it is considered a material change. If investors do not reconfirm their investment, then their investment will be canceled.

Due to the lack of rights associated with these securities, the officers of the company will retain all decision, voting, and dividend rights. The company has full decision rights without needing a sign-off from non-voting shareholders.

**Minority Holder Status**

As a minority holder, investors will have limited ability, if any, to influences the policies of ChoiceTrade or any other corporate actions, including the election of directors, additional issuance of securities, repurchase of securities, a sale of ChoiceTrade assets, or a merger of ChoiceTrade in another corporation or entity, or transactions with related parties. Those actions are largely within the control of principal stockholders, identified in the "Principal Stockholders" section above. Investors have limited protections against related party transactions as outlined by the policies generally afforded by related case law, the certificate of incorporation or Operating Agreement. Minority holders of securities will have to rely upon the principal stakeholders to make decisions that increase the value of your investment.

**<u>Transfer and Other Restrictions Imposed</u>**

**Subscription Agreement Right of Redemption**

ChoiceTrade may not redeem an investors' securities until **one year after the close of this offering**. The price per share of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

**Regulation Crowdfunding Transfer Restrictions**

There are no open exchanges where you can sell securities purchased during a Regulation Crowdfunding offering. All the equity-based securities on Wunderfund have conditions for resale based on the terms set by ChoiceTrade to protect the number of shareholders on their Capitalization Table. The conditions for resale are outlined below.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are:

- repurchased by ChoiceTrade
- purchased by an accredited investor
- as part of an offering registered with U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**Note:** The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**ChoiceTrade Financial Information**

**Financial Statements**

Please refer to the ChoiceTrade financial statements. These have been included as an exhibit to the Form C of which this Offering Statement is a part (the "**Financial Statements**"). Attached is information regarding the two most recently completed fiscal years, or the period(s) since inception. If required a CPA review has been performed on the attached information, otherwise these statements will disclose that they are unaudited.

**Results from Operations**

Revenues increased for the year ended August 31, 2018 by $20,599, or 2%, to $940,728 from $920,129 for the year ended August 31, 2017.

Gross profit increased for the year ended August 31, 2018 by $203,781, or 49%, to $616,328 from $412,547, for the year ended August 31, 2017 because of a new clearing arrangement.

Expenses increased for the year ended August 31, 2018 by $85,145, or 15%, to $643,374 from $558,229 for the year ended August 31, 2017 because of our crowdfunding raise and technology development.

As a result of the increase in gross margin in fiscal 2018, as compared to fiscal 2017, we were able to decrease our net loss for the year ended August 31, 2018 by $118,787, or 83%, to $24,873 from $143,660 for the year ended August 31, 2017.

Our cash balance and working capital at August 31, 2018 amounted to $256,947 and $428,678, respectively, as compared to $37,469 and $256,143 at August 31, 2017.

We believe that our trends will improve, including increases in our revenues and net income when we offer new products such as a Robo Trader and secondary market trading in startups and cryptocurrency tokens. We are expanding our trading platform because we expect that we can offer customers the ability to engage in such trading.

The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

**Indebtedness**

At the time of this filing, the company indebtedness to a creditor includes the following:

| Creditor | Debt | Interest Rate | Maturity Date | Material Terms |
|----------|------|---------------|---------------|----------------|
| **SBA Loan** | **$25,000** | **3.305%** | **2033** | **Entered March 26, 2018** |

**Previous Exempt Offerings**

| | |
|---|---|
| **Date of Offering** | May 2017 |
| **Exemption from registration requirements of Securities Act** | Section 4(a)(2) |
| **Securities Offered** | Common Stock |
| **Number of Shares Sold** | 174,777 |
| **Price per Share** | $0.643681 |
| **Gross proceeds** | $112,500 |
| **Use of Proceeds** | Business development, professional fees and working capital |

| | |
|---|---|
| **Date of Offering** | February 2018 |
| **Exemption from registration requirements of Securities Act** | Section 4(a)(6), Regulation CF |
| **Securities Offered** | Common Stock |
| **Number of Shares Sold** | 201,363 |
| **Price per Share** | $1.50 |
| **Gross proceeds** | $302,044.50 |
| **Use of Proceeds** | Technology development, business development and working capital |

| | |
|---|---|
| **Date of Offering** | December 2018* |
| **Exemption from registration requirements of Securities Act** | Section 4(a)(6), Regulation CF |

| Securities Offered | Common Stock |
|---|---|
| Number of Shares Sold | 35,858 |
| Price per Share | $1.70 |
| Gross proceeds | $60,958.60 |
| Use of Proceeds | Technology development, business development and working capital |

**Material Capital Expenditures**

To date of this filing, there are no capital expenditures by the members, direct or indirect, of the company in excess of 5%.

**Progress Reporting on Meeting Oversubscription Amount**

The progress of the ChoiceTrade Regulation Crowdfunding Campaign fund raising activities will be posted on the Wunderfund portal page for ChoiceTrade. Activities will be updated as they occur, in real time, until the oversubscription amount is achieved, ChoiceTrade stops the fundraising activities, or the termination date has been reached.

Wunderfund will notify investors when the target offering has been met via electronic communication.

**Intermediary Information**

Wunderfund, Inc. ("Wunderfund") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding Offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360 and CRD 288924.

Upon completion of a successfully funded campaign that reaches or exceeds the minimum funding goal amount, ChoiceTrade will pay Wunderfund a portion to be paid in cash based on 5-7% of the amount of total money raised pursuant to this offering plus Securities equal to 2% of the Securities sold and issued in the Offering.

**Absence of Disqualifications under 227.503(A)**

With respect to ChoiceTrade, its directors, officers, the principal security shareholders listed under the Principal Shareholder Section, any promoter of this offering, including Wunderfund (each a "Relevant

Person"), no such Relevant Person has been convicted within ten years before the filling of his offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filling of the information required by Section 4A(b) of the Securities Act that, at the time of filing this offering statement, retrains or enjoins such person from engaging or continuing to engage in any conduct of practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the U.S. Securities and Exchange Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subjected to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

## Annual Report and Investor Information

Investors will be provided a secure login ID and password to access investor information on the ChoiceTrade website **www.choicetrade.com**.

Additionally, ChoiceTrade will file reports electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with U.S. Securities and Exchange Commission, the annual report will also be made available on the ChoiceTrade website, **www.choicetrade.com**.

ChoiceTrade is required to file reports under Section 13(a) or section 15(d) of the exchange act until:

1. ChoiceTrade has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.00
2. ChoiceTrade has filed at least three annual reports pursuant to Regulation Crowdfunding
3. ChoiceTrade or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. ChoiceTrade liquidates or dissolves its business in accordance with State Law.

## Other Material Information

Investors should understand the potential for ownership of ChoiceTrade to be diluted due to ChoiceTrade issuing additional shares of stock. In other words, when the Company issues more shares, the percentage of the Company that an investor participating in this Regulation Crowdfunding offering will own will decrease, even though the value of ChoiceTrade may increase. Such investors will own a smaller share of the aggregate outstanding capital stock of ChoiceTrade.

Such increases in number of shares of ChoiceTrade capital stock outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into shares of the capital stock of ChoiceTrade. If ChoiceTrade issues more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share if newly authorized and issued securities included stated dividend provisions.

Importantly, ChoiceTrade may issue preferred shares in the future that include liquidation preferences to which the Non-Voting Common Stock is subordinated. Such preferences could diminish the residual proceeds of any liquidity event in which holders of Non-voting Common Stock would otherwise be able to participate.

If you are making an investment expecting to own a certain percentage of ChoiceTrade or expecting each share to hold a certain amount of value, it is important to realize how the value of shares of Non-Voting Common Stock shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

There is a high probability that ChoiceTrade will need additional financing in the future. To the extent such financing is executed through the issuance of additional shares of capital stock (as opposed to incurring indebtedness), any investor participating in this offering will be diluted. To the extent that such financing is executed by ChoiceTrade by incurring indebtedness, the value of the Non-Voting Common Stock of any investor participating in this offering will be at risk if ChoiceTrade is unable to repay such indebtedness.

**TAX MATTERS**

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors in their home country or the U.S. regarding their eligibility to invest in the Offering and/or United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.